SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a)

OF THE SECURITIES EXCHANGE ACT OF 1934

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[ ]	Soliciting Material Pursuant to §240.14a-12

FORUM FUNDS
THREE CANAL PLAZA
PORTLAND, ME 04101

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DINOSAUR LISANTI SMALL CAP GROWTH FUND
(formerly known as the Lebenthal Lisanti Small Cap Growth Fund)
Three Canal Plaza
Portland, Maine 04101

October 6, 2017

Dear Shareholder:

The Board of Trustees (the "Board") of Forum Funds (the "Trust") has called a special meeting (the "Special Meeting") of the shareholders of the Dinosaur Lisanti Small Cap Growth Fund (formerly known as the Lebenthal Lisanti Small Cap Growth Fund) (the "Fund"), a series of the Trust, to approve a new Investment Advisory Agreement for the Fund (the "New Agreement") between the Trust and Lisanti Capital Growth, LLC ("Lisanti Capital"). The Special Meeting is scheduled to be held on December 15, 2017.

For the period June 29, 2015 through August 31, 2017, Lebenthal Lisanti Capital Growth, LLC ("Lebenthal Lisanti") served as the Fund's investment adviser pursuant to an Investment Advisory Agreement between the Trust, on behalf of the Fund, and Lebenthal Lisanti (the "Original Agreement"). On August 25, 2017, Lebenthal Lisanti advised the Board that Dinosaur Group Holdings, LLC ("Dinosaur") would acquire from Lebenthal Asset Management, LLC ("LAM"), its 48% interest in Lebenthal Lisanti (the "Transaction"). The Transaction closed effective August 31, 2017, and as a result of the Transaction, Lebenthal Lisanti was expected to undergo a change of control that would result in the assignment and automatic termination of the Original Agreement. Concurrent with the Transaction, Lebenthal Lisanti was renamed Lisanti Capital Growth, LLC and the Fund was renamed the Dinosaur Lisanti Small Cap Growth Fund.

In anticipation of the change in control, and to provide for continuity of management, the Board terminated the Original Agreement, effective at the close of business on August 31, 2017, and appointed Lisanti Capital as the Fund's investment adviser pursuant to an Interim Investment Advisory Agreement between the Trust, on behalf of the Fund, and Lisanti Capital (the "Interim Agreement"). The Interim Agreement will remain in effect until the earlier of: (i) 150 days from August 31, 2017 or (ii) the date that the Fund's shareholders approve the New Agreement.

At a meeting held on September 15, 2017, the Board unanimously approved, subject to approval by shareholders, the New Agreement between the Trust, on behalf of the Fund, and Lisanti Capital. Lisanti Capital is an SEC-registered adviser owned by Ms. Mary Lisanti and Dinosaur. Under the New Agreement, Ms. Lisanti, who has acted as the portfolio manager of the Fund since its inception, will continue to manage the Fund in the same manner and at the same advisory fee rates payable under the Original Agreement. The Board recommends that you vote **"FOR"** the approval of the New Agreement.

WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE OR VOTE BY TELEPHONE OR VIA THE INTERNET. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES. THE PROXY IS REVOCABLE AT ANY TIME PRIOR TO THE SPECIAL MEETING. IT IS IMPORTANT THAT YOUR VOTE BE RECEIVED NO LATER THAN DECEMBER 15, 2017. YOU MAY ALSO VOTE BY TELEPHONE OR INTERNET USING THE INSTRUCTIONS SHOWN ON THE PROXY CARD. IF YOU HAVE ANY QUESTIONS ABOUT THE PROXY STATEMENT, PLEASE DO NOT HESITATE TO CALL US TOLL-FREE AT (877) 283-0323.

We appreciate your participation and prompt response and thank you for your continued support of the Fund.

Sincerely,



Jessica Chase
President, Forum Funds

DINOSAUR LISANTI SMALL CAP GROWTH FUND
(formerly known as the Lebenthal Lisanti Small Cap Growth Fund)
Three Canal Plaza
Portland, Maine 04101

_____

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
October 6, 2017

_____

To the Shareholders of the Dinosaur Lisanti Small Cap Growth Fund:

Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of the Dinosaur Lisanti Small Cap Fund (the "Fund") a series of Forum Funds (the "Trust"), will be held at the offices of Atlantic Fund Administration, LLC, Three Canal Plaza, Suite 600, Portland, Maine 04101 on December 15, 2017 at 10:00 a.m. (Eastern time). The purpose of the Special Meeting is:

1.   To approve a new Investment Advisory Agreement for the Fund between the Trust and Lisanti Capital Growth, LLC; and

2.   To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

The Trust's Board of Trustees has fixed the close of business on September 22, 2017, as the record date for the determination of shareholders entitled to notice of, and to vote at, the Special Meeting or any postponement or adjournment thereof. Please carefully read the accompanying Proxy Statement.

By Order of the Board of Trustees,



Zachary Tackett
Vice President & Secretary, Forum Funds

Portland, Maine
October 6, 2017

YOUR VOTE IS VERY IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. IN ORDER TO AVOID THE UNNECESSARY EXPENSE OF FURTHER SOLICITATION, WE URGE YOU TO VOTE EITHER (1) ON THE ENCLOSED PROXY, BY DATING AND SIGNING, AND RETURNING IT PROMPTLY IN THE ENVELOPE PROVIDED; (2) BY CALLING (TOLL FREE), THE TELEPHONE NUMBER ON YOUR PROXY CARD; OR (3) BY LOGGING ONTO THE INTERNET ADDRESS ON YOUR PROXY CARD.

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting of Shareholders to be Held on December 15, 2017, or any adjournment thereof. This Notice and the Proxy Statement are available on the internet at www.proxyonline.com/docs/dlscgf.pdf. On this website, you will be able to access the Notice, the Proxy Statement, any accompanying materials and any amendments or supplements to the foregoing materials that are required to be furnished to shareholders.

Information to Help You Understand and Vote on the Proposals

Q: ***Why am I receiving these materials?***

A: You are receiving these materials because on September 22, 2017, you owned shares of the Dinosaur Lisanti Small Cap Growth Fund (formerly known as the Lebenthal Lisanti Small Cap Growth Fund) (the "Fund"). As a shareholder, you have a right to vote on the proposal to approve a new investment advisory agreement for the Fund (the "Proposal").

Q: ***Why am I being asked to vote on the Proposal?***

A: On or about August 31, 2017, Dinosaur Group Holdings, LLC ("Dinosaur"), acquired from Lebenthal Asset Management, LLC ("LAM"), its 48% interest in Lebenthal Lisanti Capital Growth, LLC ("Lebenthal Lisanti"), the predecessor investment adviser to the Fund (the "Transaction").

In anticipation of the Transaction, and to provide for continuity of management, the Board of Trustees (the "Board") of Forum Funds (the "Trust") terminated the investment advisory agreement between the Trust and Lebenthal Lisanti with respect to the Fund (the "Original Agreement") and appointed Lisanti Capital Growth, LLC ("Lisanti Capital") as the Fund's investment adviser pursuant to an Interim Investment Advisory Agreement between the Trust, on behalf of the Fund, and Lisanti Capital (the "Interim Agreement"). The Interim Agreement will remain in effect for 150 days from August 31, 2017 or until the Fund's shareholders approve a new investment advisory agreement, whichever is earlier. At a meeting held on September 15, 2017, the Board unanimously approved a new investment advisory agreement with Lisanti Capital (the "New Agreement"), subject to approval by the Fund's shareholders. Pursuant to applicable law, shareholders of the Fund must approve the New Agreement for it to become effective. To ensure that Lisanti Capital can continue to provide your Fund with the same investment management services following the expiration of the Interim Agreement, without interruption, we are seeking your approval of the New Agreement.

Q: ***What is the required vote to approve the Proposal?***

A: Pursuant to applicable law, shareholders of the Fund must approve the New Agreement for it to become effective. Approval of the New Agreement requires the affirmative vote of a "majority of the outstanding voting securities" of the Fund, which, for this purpose means the affirmative vote of the lesser of: (a) 67% of the outstanding voting securities of the Fund present at the Special Meeting if more than 50% of the securities are present or represented by proxy; or (b) more than 50% of the outstanding voting securities of the Fund.

Q: ***Will the Portfolio Manager change as a result of the New Agreement?***

A: No. The investment personnel at Lisanti Capital comprise substantially the same investment personnel that managed the Fund as employees of Lebenthal Lisanti, and have managed the Fund since its inception on February 27, 2004. Lisanti Capital has advised the Board that it does not expect there to be any change in the Fund's portfolio manager in connection with the Transaction.

Q: ***Will the Fund's name change?***

A: Yes. Effective August 31, 2017, the Fund's name was changed from the Lebenthal Lisanti Small Cap Growth Fund to the Dinosaur Lisanti Small Cap Growth Fund, which is the name that the Fund will retain following approval of the New Agreement.

Q: ***Will the advisory fee rate payable by the Fund increase under the New Agreement?***

A: No. The fee rate payable under the New Agreement will not increase from the Original Agreement or the Interim Agreement. In addition, Lisanti Capital has undertaken to continue the fee waiver currently in effect for the Fund until at least April 30, 2018.

Q: ***How does the New Agreement differ from the Original Agreement?***

A: The New Agreement is substantively the same as the Original Agreement. The fee rate charged to the Fund under the New Agreement will be the same as the fee rate charged under the Original Agreement, and no changes are being proposed to the level of advisory services provided to the Fund.

Q: ***What will happen if the New Agreement is not approved?***

A: If shareholders do not approve the New Agreement within 150 days of August 31, 2017, the Board will take such actions as it deems in the best interests of the Fund's shareholders, which may include resubmitting the New Agreement to the shareholders of the Fund, making other advisory arrangements, or liquidating the Fund.

Q: ***Who will pay the expenses associated with the Proxy Statement?***

A: Dinosaur and Lisanti Capital will bear the costs, fees and expenses incurred by the Fund in connection with the Proxy Statement, including fees of proxy solicitation firms, accountants and attorneys, the fees and expenses incurred by the Fund in connection with the Transaction, and the meeting fees of the Board for meetings held in connection with the Transaction. The Fund will not bear any fees or expenses arising out of the Transaction.

Q: ***How does the Board recommend that I vote?***

A: After careful consideration, the Board recommends that you vote **"FOR"** the Proposal.

Q: ***How do I vote my shares?***

A: Please indicate your voting instructions on the enclosed proxy card, sign and date the card, and return the card by mail in the postage-paid envelope provided. As an alternative to voting by returning the signed and dated proxy card by mail, you may vote by telephone, the Internet, or in person. To vote by telephone or the Internet, please follow the instructions listed on your proxy card. If you will attend the Special Meeting and vote in person, please let us know by calling (800) 441-7031.

Q: ***Who do I contact for additional information?***

A: If you have any questions about any of the proxy materials or need assistance voting your shares, please call (800) 441-7031.

PROXY STATEMENT

DINOSAUR LISANTI SMALL CAP GROWTH FUND
(formerly known as the Lebenthal Lisanti Small Cap Growth Fund)
Three Canal Plaza
Portland, Maine 04101

_____

Special Meeting of Shareholders
December 15, 2017

_____

INTRODUCTION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Trustees (the "Board") of Forum Funds (the "Trust"), on behalf of the Dinosaur Lisanti Small Cap Growth Fund (formerly known as the Lebenthal Lisanti Small Cap Growth Fund) (the "Fund"), a series of the Trust, to approve a new Investment Advisory Agreement between the Trust, on behalf of the Fund, and Lisanti Capital Growth, LLC ("Lisanti Capital") (the "Proposal"). The Trust is a registered open-end investment company whose executive offices are located at Three Canal Plaza, Suite 600, Portland, Maine 04101. Voting of Fund shares will occur at a special meeting of shareholders (the "Special Meeting") of the Fund to be held at the offices of the Fund's administrator, Atlantic Fund Administration, LLC (d/b/a Atlantic Fund Services) ("Atlantic"), Three Canal Plaza, Suite 600, Portland, Maine 04101, on December 15, 2017 at 10:00 a.m. (Eastern time), or at any postponement or adjournment thereof for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders. The Notice of Special Meeting of Shareholders, this Proxy Statement and the proxy card are first being mailed to shareholders of the Fund on or about October 6, 2017. Additional copies of the this Proxy Statement may be obtained by contacting the Fund at (800) 441-7031. If shareholders received multiple copies of this Proxy Statement at the same address, they may request to receive just one copy of such materials in the future.

The Board has fixed the close of business on September 22, 2017, as the record date (the "Record Date") for the determination of shareholders of the Fund entitled to notice of, and to vote at, the Special Meeting and any postponement or adjournment thereof. As of the Record Date, there were 612,471.977 shares outstanding of the Fund. Each shareholder will be entitled to one vote for each whole Fund share and a fractional vote for each fractional Fund share held as of the Record Date. Shares may be voted in person or by proxy. One-third of the outstanding shares of the Fund as of the Record Date present in person or by proxy will constitute a quorum for the transaction of business at the Special Meeting. All properly executed proxies received on or before December 15, 2017 will be counted at the Special Meeting and any adjournment thereof in accordance with the instructions marked thereon or otherwise provided therein. Proxies received after that date will be counted only if the Special Meeting is adjourned.

For purposes of determining the presence of a quorum and counting votes on the matters presented, Fund shares represented by abstentions and "broker non-votes" will be counted as present, but not as votes cast at the Special Meeting. Broker non-votes are Fund shares held in street name for which the broker indicates that instructions have not been received from the beneficial owners and other persons entitled to vote and for which the broker lacks discretionary voting authority. Under the Investment Company Act of 1940, as amended (the "1940 Act"), the affirmative vote necessary to approve the Proposal is determined with reference to a percentage of voting power of shares present at the Special Meeting. Specifically, Section 15(a) of the 1940 Act requires that a majority of the outstanding voting securities of the Fund approve the Proposal. Thus, approval of the Proposal by the Fund requires the affirmative vote of the lesser of: (a) 67% of the outstanding shares of the Fund present at the Special Meeting in person or represented by proxy if the holders of more than 50% of the securities are present in person or represented by proxy at the Special Meeting; or (b) more than 50% of the outstanding shares of the Fund. For this reason, abstentions and broker non-votes have the effect of being votes **"Against"** the Proposal. In completing proxies, therefore, shareholders should be aware that checking the box labeled **"Abstain"** would result in the shares covered by the proxy being treated as if they were voted **"Against"** the Proposal.

If a choice is not specified on an executed proxy that is returned in time to be voted at the Special Meeting, the proxy will be voted "FOR" the Proposal.

If a quorum is not present at the Special Meeting, or if a quorum is present at the Special Meeting but sufficient votes to approve the Proposal are not received, the persons named as proxies may propose one or more adjournments of the Special Meeting to permit further solicitation of proxies with respect to the Proposal. Any adjournment will require the affirmative vote of a majority of shares represented in person or by proxy at the Special Meeting. In that case, the persons named as proxies will vote all proxies that they are entitled to vote for the Proposal as **"For"** such an adjournment and any proxies required to be voted against the Proposal will be voted **"Against"** such adjournment. Abstentions and broker non-votes will not be voted **"For"** or **"Against"** any adjournment and therefore will have the effect of voting **"Against"** an adjournment. A shareholder vote may be taken on the Proposal prior to adjournment if sufficient shares are present to constitute a quorum and it is otherwise appropriate.

Approval of the Proposal by the Fund requires the affirmative vote of the lesser of: (a) 67% of the outstanding shares of the Fund present at the Special Meeting in person or represented by proxy if the holders of more than 50% of the securities are present in person or represented by proxy at the Special Meeting; or (b) more than 50% of the outstanding shares of the Fund.

You may vote on the Proposal by utilizing one of the following options:

By Mail:	Complete the enclosed proxy card ("Proxy Card") and return it in the postage paid envelope provided.
By Telephone:	Call the Toll-Free number on your Proxy Card.
By Internet:	Use the Internet address on your Proxy Card.
In Person:	Attend the Special Meeting in person at 10:00 a.m. (Eastern time) on December 15, 2017, at the offices of Atlantic, Three Canal Plaza, Suite 600, Portland, Maine 04101.

If you plan to vote by mail, you should complete the Proxy Card by:

(1) Indicating whether you vote **"FOR"**, **"AGAINST"**, or **"ABSTAIN"** from voting on the Proposal by checking the appropriate box on the Proxy Card;

(2) Signing and dating the Proxy Card; and

(3) Returning the Proxy Card in the enclosed postage-paid envelope.

To change your vote, you may send a written notice of revocation to Atlantic, at Three Canal Plaza, Suite 600, Portland, Maine, 04101, or by personally casting a vote at the Special Meeting. The written notice of revocation must:

(1) Identify you;

(2) State that as a Fund shareholder, you revoke your prior vote; and

(3) Indicate your approval, disapproval or abstention from voting with respect to the Proposal.

The solicitation of proxies will be primarily by mail but may also include telephone or oral communications by the officers of the Trust, employees of Lisanti Capital or by an independent proxy solicitor employed by Lisanti Capital. Dinosaur Group Holdings, LLC or Lisanti Capital Growth, LLC will bear all of the costs of the Special Meeting and the preparation, printing and mailing of this Proxy Statement, the solicitation of proxies and the tabulation of the Proxy Cards. The Fund will not bear any fees or expenses arising out of the Transaction. AST Fund Solutions, LLC, a professional proxy solicitation firm located at 55 Challenger Road, Suite 201, Ridgefield Park, NJ 07660, is the solicitor and the estimated costs are approximately $18,895.

PROPOSAL: APPROVAL OF INVESTMENT ADVISORY AGREEMENT BETWEEN FORUM FUNDS AND LISANTI CAPITAL GROWTH, LLC

Background Information

Lebenthal Lisanti Capital Growth, LLC ("Lebenthal Lisanti"), 410 Park Avenue, Suite 610, New York, New York 10022, served as the investment adviser of Lebenthal Lisanti Small Cap Growth Fund (now known as the Dinosaur Lisanti Small Cap Growth Fund) (the "Fund"), a series of Forum Funds (the "Trust"), from June 29, 2015 until August 31, 2017, pursuant to an Investment Advisory Agreement between the Trust, on behalf of the Fund, and Lebenthal Lisanti (the "Original Agreement").

The Original Agreement was approved by vote of the Fund's shareholders at a meeting of the shareholders held on June 29, 2015. By its own terms, the Original Agreement was to remain in effect for an initial two-year term from the date of its effectiveness and thereafter for successive annual periods, provided that such continuance was specifically approved at least annually: (i) by the Board of Trustees of the Trust (the "Board" or "Trustees") or by the vote of a majority of the outstanding voting securities of the Fund, and, in either case; (ii) by a majority of the Trustees who are not parties to the agreement or interested persons of any such party (other than as Trustees of the Trust) (the "Independent Trustees"). The Board's most recent approval of the continuation of the Original Agreement occurred at a meeting held on September 8, 2016.

For the fiscal year ended December 31, 2016, the fee paid by the Fund to Lebenthal Lisanti under the Original Agreement was approximately $238,473, which was 1.00% of the average daily net assets of the Fund, of which $112,942 (47%) was waived by Lebenthal Lisanti.

On August 25, 2017, Lebenthal Lisanti advised theBoard that Dinosaur Group Holdings, LLC ("Dinosaur"), would acquire from Lebenthal Asset Management, LLC ("LAM"), its 48% interest in Lebenthal Lisanti (the "Transaction"). The Transaction closed effective August 31, 2017, and as a result, Lebenthal Lisanti was expected to undergo a change in control that would result in the assignment and automatic termination of the Original Agreement.

In anticipation of the change in control, and to provide for continuity of management, the Board terminated the Original Agreement, effective upon the close of the Transaction on August 31, 2017, and appointed Lisanti Capital Growth, LLC ("Lisanti Capital") as the Fund's investment adviser pursuant to an Interim Investment Advisory Agreement between the Trust, on behalf of the Fund, and Lisanti Capital (the "Interim Agreement"), effective immediately upon the termination of the Original Agreement. The Interim Agreement will remain in effect until the earlier of: (i) 150 days from the date of its effectiveness, or (ii) the date that the Fund's shareholders approve a new investment advisory agreement for the Fund.

At a meeting of the Board held on September 15, 2017, the Board unanimously approved a new investment advisory agreement between the Trust, on behalf of the Fund, and Lisanti Capital (the "New Agreement"), subject to approval by the Fund's shareholders. The terms of the New Agreement and services to be provided thereunder are materially the same as those provided under the Original Agreement. Furthermore, the advisory fee rate payable by the Fund under the New Agreement is 1.00% of the average daily net assets of the Fund, which is identical to the advisory fee rate payable by the Fund under the Original Agreement.

The Board recommends that you vote "**FOR**" the approval of the New Agreement.

The Interim Agreement

The Interim Agreement was approved by the Board, including the Independent Trustees, at a meeting held on August 25, 2017. The Board, including the Independent Trustees, determined that the scope and quality of services to be provided to the Fund under the Interim Agreement were equivalent to the scope and quality of services provided under the Original Agreement. The terms of the Interim Agreement are identical in all material respects to those of the Original Agreement, except for the effective date and duration of the Interim Agreement. The Interim Agreement provides for a termination date no later than 150 days from the date of its effectiveness (i.e., August 31, 2017) or upon approval of a new investment advisory agreement with Lisanti Capital by the Fund's shareholders, whichever is earlier. The Interim Agreement may also be terminated at any time, without the payment of any penalty: (i) by the Board or by a vote of a majority of the outstanding voting securities of the Fund on 60 days' written notice to Lisanti Capital, or (ii) by Lisanti Capital on 60 days' written notice to the Trust.

Under a separate agreement between Lisanti Capital and the Trust, Lisanti Capital agreed to waive a portion of its investment advisory fee as necessary to ensure the total annual Fund operating expenses (excluding all taxes, interest, portfolio transaction expenses, proxy expenses, and extraordinary expenses) do not exceed 1.80%. Lisanti Capital agreed to maintain the waiver for the Fund through at least April 30, 2018. Thus, the Fund's current expense cap will not change as a result of the Interim Agreement. Pursuant to the Interim Agreement, Lisanti Capital and Dinosaur have agreed to be responsible for all costs of this solicitation, including the costs of preparing this proxy statement, meeting fees and expenses and fees of counsel to the Trust and the Independent Trustees.

The New Agreement

At a meeting on September 15, 2017, the Board, including the Independent Trustees, unanimously approved the New Agreement, subject to the approval of Fund shareholders. The terms of the New Agreement and services to be provided thereunder are materially the same as those provided under the Original Agreement. Under the New Agreement, the Trust will engage Lisanti Capital, subject to the general supervision of the Board, and Lisanti Capital will manage the investment and reinvestment of the assets of the Fund. The advisory fee rate payable by the Fund under the New Agreement is 1.00% of the average daily net assets of the Fund, which is identical to the advisory fee rate payable by the Fund to Lebenthal Lisanti under the Original Agreement. In addition, Lisanti Capital has agreed to waive a portion of its investment advisory fee under the New Agreement as necessary to ensure that total annual Fund operating expenses (excluding all taxes, interest, portfolio transaction expenses, proxy expenses, and extraordinary expenses) do not exceed 1.80% for shares of the Fund through April 30, 2018.

The New Agreement requires Lisanti Capital, among other things, to:

(1) make decisions with respect to all purchases and sales of securities and other investment assets of the Fund;

(2) furnish to the Board, which has overall responsibility for the business and affairs of the Trust and the Fund, periodic reports concerning the performance and operation of the Fund;

(3) maintain records relating to the advisory services rendered to the Fund as required to be maintained by the Trust pursuant to applicable law, including records pertaining to Fund transactions and the placing and allocation of brokerage orders; and

(4) provide the Fund's custodian and fund accountant, on each Fund business day, with information relating to all transactions concerning the Fund's assets.

The New Agreement permits Lisanti Capital to perform investment advisory services for entities other than the Trust and the Fund. The New Agreement also provides that Lisanti Capital shall not be liable to the Trust or the Fund for mistakes of judgment or mistakes of law or for any loss arising out of any investment or for any act or omission taken or in any event whatsoever with respect to the Trust, the Fund or any of the Fund's shareholders, in the absence of bad faith, willful misfeasance or gross negligence in the performance of Lisanti Capital's duties or obligations under the New Agreement or by reason of Lisanti Capital's reckless disregard of its duties and obligations under the New Agreement. Neither the Trustees nor the shareholders of the Fund are liable for any obligations of the Trust or the Fund under the New Agreement. Under the New Agreement, Lisanti Capital agrees that, in asserting any rights or claims thereunder, it shall look only to the assets and property of the Fund in settlement of such rights or claims, and not to the Trustees or the shareholders of the Fund.

If the New Agreement with Lisanti Capital is approved by the Fund's shareholders, the New Agreement will be effective for an initial two-year period and thereafter will continue in effect for successive one-year periods, *provided* that such continuance is approved at least annually by the Board or by a majority vote of the shareholders, and in either case by a majority of the Trustees who are not parties to the New Agreement or interested persons of any such party (other than as Trustees of the Trust). The New Agreement is terminable, without penalty, by the Board, or by a vote of a majority of the voting securities of the Fund on 60 days' written notice to Lisanti Capital or by Lisanti Capital on 60 days' written notice to the Trust. In addition, the New Agreement may be terminated without notice by the Board if the Board determines, in its reasonable discretion and having due regard to the protection of investors, that the services being rendered by Lisanti Capital under the New Agreement fail in a material way to provide responsible management to the Fund as reasonably expected from an investment adviser, as defined in the Investment Advisers Act of 1940, as amended. The New Agreement also provides for automatic termination in the event of its assignment, as that term is defined under the 1940 Act. The New Agreement may be amended or modified only by a written agreement that is properly authorized and executed by the Trust and Lisanti Capital, and, if required by the 1940 Act, by vote of a majority of the outstanding voting securities of the Fund.

Any description of the New Agreement set forth herein is qualified in its entirety by the provisions of the form of Investment Advisory Agreement attached hereto as Exhibit A. You are urged to review the New Agreement in its entirety.

What is the recommendation of the Board?

Based upon its review, the Board has determined that the Proposal is in the best interests of the Fund and its shareholders. Accordingly, after consideration of such factors and information it considered relevant, the Board, including all of the Independent Trustees present at its September 15, 2017 meeting, unanimously approved the Proposal and voted to recommend to shareholders that they approve the Proposal. The Board is therefore recommending that the Fund's shareholders vote "**FOR**" the Proposal to approve the New Agreement, as discussed in this Proxy Statement.

What is the required vote?

Shareholders of the Fund must approve the New Agreement for it to become effective. Approval of the New Agreement requires the affirmative vote of a "majority of the outstanding voting securities" of the Fund, which, for this purpose means the affirmative vote of the lesser of: (a) 67% of the outstanding voting securities of the Fund present at the Special Meeting if more than 50% of the securities are present or represented by proxy; or (b) more than 50% of the outstanding voting securities of the Fund.

What happens if shareholders do not approve the Proposal?

If shareholders do not approve the New Agreement at the Special Meeting, the Special Meeting will be adjourned to permit further solicitation of proxies with respect to the Proposal. Thereafter, if shareholders do not approve the New Agreement within 150 days of the effective date of the Interim Agreement (i.e., August 31, 2017), the Board will take such actions as it deems to be in the best interests of the Fund's shareholders, which may include resubmitting the New Agreement to the shareholders of the Fund, making other advisory arrangements, or liquidating the Fund.

CONSIDERATIONS OF THE BOARD OF TRUSTEES

At a meeting held on September 15, 2017, the Board of Trustees (the "Board") of Forum Funds (the "Trust), including the trustees who are not parties to the agreement or interested persons of any such party (other than as trustees of the Trust) (the "Independent Trustees"), considered the approval of a new investment advisory agreement (the "New Agreement") between Lisanti Capital Growth, LLC (the "Adviser") and the Trust, on behalf of Dinosaur Lisanti Small Cap Growth Fund (formerly known as the Lebenthal Lisanti Small Cap Growth Fund) (the "Fund"). The New Agreement was being considered in connection with the termination of the investment advisory agreement between Lebenthal Lisanti Capital Growth, LLC ("Lebenthal Lisanti") and the Trust (the "Original Agreement") due to a transaction in which Dinosaur Group Holdings, LLC ("Dinosaur"), acquired from Lebenthal Asset Management, LLC ("LAM"), a 48% interest that LAM owned in Lebenthal Lisanti (the "Transaction"). In preparation for its deliberations in considering the New Agreement, the Board requested and reviewed written responses from the Adviser to a due diligence questionnaire circulated on the Board's behalf concerning the Adviser's personnel, operations, financial condition, historic performance as employees of Lebenthal Lisanti and during periods prior thereto, and services to be provided to the Fund by the Adviser. The Board also discussed the materials with Fund counsel and, as necessary, with the Trust's administrator, Atlantic Fund Services. During its deliberations, the Board received an oral presentation from a senior representative of the Adviser.

At the meeting, the Board reviewed, among other matters: (1) the nature, extent and quality of the services expected to be provided to the Fund by the Adviser under the New Agreement, including information on the investment performance of the Fund under the management of substantially the same investment personnel; (2) the anticipated costs of the services to be provided and projected profitability of the Adviser and its affiliates from the relationship with the Fund, including the contractual expense limitation arrangements for the Fund; (3) the advisory fee to be paid to the Adviser and total expense ratio of the Fund compared to a relevant peer group of funds; (4) the extent to which economies of scale may be realized as the Fund grows and whether the advisory fee would enable the Fund's investors to share in the benefits of economies of scale; and (5) other benefits expected to be received by the Adviser and its affiliates from their relationship with the Fund. In particular, the Board focused on the following factors and made the following conclusions in considering the approval of the New Agreement.

Nature, Extent and Quality of Services

Based on written materials received, a presentation from a senior representative of the Adviser, and a discussion with the Adviser about the personnel, operations and financial condition of the Adviser, the Board considered the quality of services expected to be provided by the Adviser under the New Agreement. In this regard, the Board considered information regarding the experience, qualifications and professional background of the portfolio manager and other personnel at the Adviser who, as employees of Lebenthal Lisanti had, and under the New Agreement would continue to have, principal responsibility for the Fund's investments. The Board considered the Adviser's representation that the same portfolio management team that was responsible for managing the Fund under the Original Agreement would continue in that role following the Transaction. The Board considered also the investment philosophy and decision-making process of such professionals and the capability and integrity of the Adviser's senior management and staff, noting the Adviser's representation that the Adviser would provide substantially the same services under the New Agreement as it did under the Original Agreement.

The Board considered the adequacy of the Adviser's resources. The Board noted the Adviser's representation that the firm has been managing money since the commencement of operations in 2004 and was currently managing more than $165 million in assets, primarily through separate accounts. The Board also noted the Adviser's representation that the firm remained financially stable and that the Adviser's financial condition would not impair its ability to provide advisory services to the Fund or meet its expense reimbursement obligations to the Fund. The Board also considered the Adviser's representation that the Adviser has the operational capability and the necessary staffing and experience to continue providing investment advisory services to the Fund. Based on the presentation and the materials provided by the Adviser in connection with the Board's consideration of the approval of the New Agreement, the Board concluded that, overall, it was satisfied with the nature, extent and quality of services to be provided to the Fund under the New Agreement.

Performance

In connection with a presentation by the Adviser regarding its approach to managing the Fund, the Board considered the historical performance of the Fund, including in particular, the performance of the Fund compared to its primary benchmark index, an independent peer group identified by Broadridge Financial Solutions, Inc. ("Broadridge"), and to a composite of separate accounts managed by the Adviser with an investment strategy substantially identical to that of the Fund. The Board observed that the Fund outperformed the Russell 2000 Growth Index, the Fund's primary benchmark index, for the one- and three-year periods ended June 30, 2017, and underperformed the primary benchmark index for the five- and ten-year periods ended June 30, 2017. The Board noted the Adviser's representation that the Fund's outperformance over the short term could be attributed to favorable stock selection within the small capitalization investment universe. The Board also noted the Adviser's representation that the Fund's underperformance over the five- and ten-year periods could be attributed, in part, to the investment strategy employed for the Fund having focused on higher growth companies, even within the small cap growth category and, as a result, the Fund tended to underperform during periods of market contractions, such as the period experienced after the financial crisis.

The Board then considered the Fund's performance relative to its Broadridge peer group, noting that, based on the information provided by Broadridge, the Fund outperformed the median of its Broadridge peers over the one-, three-, and five-year periods ended June 30, 2017.

The Board also considered the Fund's performance relative to a composite comprised of separate accounts managed pursuant to substantially the same strategy as the Fund and noted that the Fund underperformed the composite on both a gross-of-fees and net-of-fees basis. The Board noted the Adviser's representation that the difference between the performance of the Fund and the composite of separate accounts managed in the same strategy could be attributed to differences in the Fund's fee structure compared to the fee structure of the separately managed accounts, as well as the slightly higher uninvested cash balance in the Fund maintained to meet shareholder redemptions.

Based on the foregoing, the Board determined that the Fund's performance was reasonable and that the Fund and its shareholders could benefit from the Adviser's management under the New Agreement.

Compensation

The Board evaluated the Adviser's proposed compensation for providing advisory services to the Fund, noting that the investment advisory fee rate payable by the Fund under the New Agreement was identical to the investment advisory fee rate payable by the Fund under the Original Agreement. In addition, the Board recalled that the Original Agreement between the Trust and Lebenthal Lisanti relating to the Fund had been most recently considered and renewed at a meeting held on September 8, 2016. The Board analyzed comparative information on actual advisory fee rates and actual total expenses of the relevant Broadridge peer group of the Fund and noted that the Adviser's actual advisory fee rate for the Fund was less than the median of its Broadridge peer group, but that the actual total expense ratio was higher than the median of its Broadridge peer group. The Board also noted that the Adviser had entered into a contractual expense cap with respect to the Fund in order to limit the net annual operating expenses paid by the Fund in an effort to keep the Fund's expenses at competitive levels. The Board concluded that the advisory fee rate charged to the Fund appeared to be reasonable in light of the services to be provided by the Adviser to the Fund.

Cost of Services and Profitability

The Board considered information provided by the Adviser regarding its anticipated costs of services and its projected profitability with respect to the Fund. In this regard, the Board considered the Adviser's resources devoted to the Fund, as well as the Adviser's discussion of the aggregate costs and profitability of its Fund activities. The Board noted the Adviser's representation that it does not maintain separately identifiable profit and loss information for the Fund, but that the Adviser believed the Fund to be less profitable than the Adviser's other advisory business managing separate accounts due, in part, to the costs of compliance with regulatory requirements applicable to the Fund and to the added level of client service resources dedicated to the Fund relative to the Adviser's other advisory business. In addition, the Board noted that the Adviser expected to continue to forego a portion of its management fee pursuant to a contractual expense cap such that the actual advisory fee rate that the Adviser was proposed to receive for managing the Fund would remain consistent with the actual advisory fee rate received by Lebenthal Lisanti under the Original Agreement. Based on these and other applicable considerations, the Board concluded that the projected profits attributable to the Adviser's management of the Fund were reasonable.

Economies of Scale

The Board evaluated whether the Fund would benefit from any economies of scale. In this respect, the Board noted the small size of the Fund and the Adviser's representation that the Fund could benefit from economies of scale as assets grow but that the Adviser had determined that breakpoints were not appropriate at this time, particularly in light of the payments that the Adviser has made, and continues to make, under the contractual expense cap. The Board further noted the Adviser's representation that it was not an industry standard to provide for breakpoints on small capitalization growth funds because of the costly, research-intensive nature of operating such funds. Based on the foregoing information, the Board concluded that economies of scale were not a material factor in approving the New Agreement.

Other Benefits

The Board noted the Adviser's representation that it would be receiving a benefit arising from the use of soft dollars in connection with Fund trades, which will be used for the acquisition of research that may benefit not only the Fund, but potentially other clients of the Adviser. The Board concluded that the other benefits received were not a material factor in approving the New Agreement.

Conclusion

The Board did not identify any single factor as being of paramount importance, and different Trustees may have given different weight to different factors. The Board reviewed a memorandum from Fund counsel discussing the legal standards applicable to its consideration of the New Agreement. Based on its review, including consideration of each of the factors referenced above, the Board determined, in the exercise of its reasonable business judgment, that the advisory arrangements, as outlined in the New Agreement, were fair and reasonable in light of the services performed or to be performed, expenses incurred or to be incurred and such other matters as the Board considered relevant.

If shareholders do not approve the New Agreement within 150 days of the effective date of the Interim Agreement (i.e., August 31, 2017), the Board will take such actions as it deems in the best interests of the Fund's shareholders.

The Board, including the Independent Trustees, recommends that the shareholders of the Fund vote "FOR" the Proposal.

INFORMATION ABOUT LISANTI CAPITAL GROWTH, LLC

Lisanti Capital is a limited liability company organized under the laws of the Delaware. The principal executive offices of Lisanti Capital are located 112 West 34th Street, Suite 17082, New York, NY 10120. Lisanti Capital is a registered investment adviser with the Securities and Exchange Commission.

Set forth below is information about each director, member, and officer of Lisanti Capital, each of whom may be contacted at Lisanti Capital's principal business address: 112 West 34th Street, Suite 17082, New York, NY 10120. Ms. Lisanti owns a 52% interest in Lisanti Capital and Dinosaur Group Holdings, LLC owns a 48% interest in Lisanti Capital.

Name	Position with Adviser
Mary Lisanti	President, Managing Member
Monique Schulman	Chief Compliance Officer
Dinosaur Group Holdings, LLC 470 Park Avenue South, 9th Floor New York, NY 10016	Owning Member

No officer or director of the Trust is an officer, employee, director, partner, or shareholder of Lisanti Capital, nor do they have any material interest in Lisanti Capital or its parents or affiliates.

OTHER MATTERS

No other matters are expected to be presented at the Special Meeting other than the Proposal. If any other matter properly comes before the Special Meeting, the shares represented by proxies will be voted with respect thereto in the discretion of the person or persons voting the proxies.

It is anticipated that, following the Special Meeting, the Fund will not hold any meetings of shareholders except as required by Federal law or Delaware state law. Shareholders wishing to submit proposals for inclusion in a proxy statement for a subsequent shareholder meeting should send proposals to the Secretary of the Trust, Zachary Tackett, c/o Atlantic Fund Administration, LLC, Three Canal Plaza, Suite 600, Portland, Maine 04101, so as to be received a reasonable time before the proxy solicitation for the Special Meeting is made. Shareholder proposals that are submitted in a timely manner will not necessarily be included in the Fund's proxy materials. Inclusion of such proposals is subject to limitations under the Federal securities laws and Delaware law.

As of the Record Date, the Trustees and officers of the Trust, as a group, owned beneficially less than 1% of the outstanding shares of the Fund. As of the Record Date, the following shareholders beneficially or of record owned more than 5% of the outstanding shares of a class of the Fund:

Name and Address of Beneficial Owner*	Number of Shares	Percentage of Class Owned
Charles Schwab & Co., Inc. FBO Customers 101 Montgomery St. San Francisco, CA 94104	56,442.98	9.22%
National Financial Services FBO Customers 499 Washington Blvd, Fl. 5 Jersey City, NJ 07310-2010	47,585.48	7.77%
Merrill, Lynch, Pierce, Fenner & Smith, Inc. FBO Customers 4800 Deer Lake Drive East Jacksonville, FL 32246	44,344.24	7.24%
Caryn R. Tuckerman 188 E 70 Street New York, NY 10021	32,332.72	5.28%

_____

* Each entity set forth in this column is the shareholder of record and may be deemed to be the beneficial owner of certain of the shares listed for certain purposes under the securities laws, although certain of the entities generally do not have an economic interest in these shares and would ordinarily disclaim any beneficial ownership.

ADDITIONAL INFORMATION

Other Fund Service Providers

Atlantic provides administration, fund accounting, and transfer agency services to the Fund and the Trust. Pursuant to a Services Agreement with the Trust, Atlantic also provides the Trust with a President, Chief Financial Officer and Chief Compliance Officer as well as with certain other compliance services. Foreside Fund Services, LLC ("Foreside"), located at Three Canal Plaza, Suite 100, Portland, Maine 04101, serves as the Trust's principal underwriter. Foreside is not affiliated with Atlantic or Lebenthal Lisanti.

Reports to Shareholders

The Fund will furnish to shareholders without charge, on request, copies of its semi-annual and annual reports to shareholders for the periods ended June 30, 2017 and December 31, 2017 (once available), respectively. To request a copy of such reports, please write to the Fund at Dinosaur Lisanti Small Cap Growth Fund, P.O. Box 588, Portland, Maine 04112, or call the Fund toll-free at (800) 441-7031. The annual and semi-annual reports are also available, without charge, on the Fund's website at http://www. dinosaurlisanti.com.

By Order of the Board of Trustees,



Zachary Tackett
Vice President & Secretary, Forum Funds

October 6, 2017